Exhibit 8.1

The following table sets forth a list of our subsidiaries. Omitted from the table are those subsidiaries which are not significant subsidiaries (as defined in rule 1-02(w) of Regulation S-X of the Securities Exchange Act of 1934, as amended).

Name of Subsidiary	Jurisdiction of Incorporation
Elbit Ltd.	Israel
DEP Technology Holdings Ltd.	Israel
Given Imaging Ltd.	Israel
Netvision Ltd.	Israel
A.M.T Advanced Metal Technologies Ltd.	Israel
Oncura Inc.	USA
RDC Rafael Development Corporation Ltd.	Israel
Medingo Ltd.	Israel
Starling Advanced Communications Ltd.	Israel